FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


                           FARM FAMILY HOLDINGS, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


            Delaware                                   14-1789227
   ------------------------------         -----------------------------------
   (State of incorporation or             (I.R.S. Employer Identification No.)
     organization)

344 Route 9W
Glenmont, NY                                          12077
-------------------------------            -----------------------------
(Address of principal executive offices)           (Zip Code)





        Securities to be registered pursuant to Section 12(b)of the Act:

Title of each class                          Name of each exchange on which
to be so registered                          each class is to be registered
-------------------------                    -------------------------------
Preferred Stock Purchase Right,              New York Stock Exchange
$0.001 par value



If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:
         None

Item 1.  Description of Registrant's Securities to be Registered

                  On July 29, 1997, the Board of Directors of Farm Family Holdings, Inc. (the "Company") authorized and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares") of the Company. The dividend was payable on July 29, 1997 to the shareholders of record on July 29, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Cumulative Preferred Stock, par value $1.00 per share ("Preferred Shares") of the Company at a Purchase Price (the "Purchase Price") of $90, subject to adjustment in certain circumstances (as defined below). The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") dated as of July 29, 1997 between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

                  Initially, the Rights will be attached to all Common Share certificates representing shares then outstanding, and no separate certificates representing the Rights ("Right Certificates") will be distributed. The Rights will separate from the Common Shares and a "Distribution Date" will occur upon the earlier of (i) ten business days following a public announcement (the "Shares Acquisition Date") that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (an "Acquiring Person"), or (ii) ten business days (or such specified or unspecified date as may be determined by action of the Board of Directors of the Company) following the commencement or announcement of the intent to commence a tender offer or exchange offer that would result in a person or group of affiliated or associated persons beneficially owning 20% or more of the outstanding Common Shares. Notwithstanding the foregoing, an Acquiring Person does not include (A) the Company or any subsidiary of the Company, (B) any employee benefit plan (including, but not limited to, any employee stock ownership plan) of the Company or any subsidiary of the Company or any person organized, appointed or established by the Company or such subsidiary as a fiduciary for or pursuant to the terms of any such employee benefit plan, or (C) any person who would otherwise be an Acquiring Person but for the good faith determination by the Board of Directors of the Company that such person has become an Acquiring Person inadvertently, provided that such person together with its affiliates and associates divest themselves as promptly as practicable of beneficial ownership of a sufficient number of Common Shares so that such person together with its affiliates and associates beneficially own less than 20% of the Common Shares.

                  The Rights Agreement provides that, until the Distribution Date, (i) the Rights will be transferred with and only with the Common Shares,
(ii) new Common Share certificates issued after the Record Date but prior to the Distribution Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Right Certificates will be mailed to holders of record of Common Shares as of the close of business on the Distribution Date, and thereafter the Rights will be evidenced solely by such Right Certificates.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire on July 29, 2007 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company as described below.

                  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have a right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares having a market value of two times the exercise price of the Right ("Flip-In" Events). From and after the time a person becomes an Acquiring Person all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or an affiliate, associate or transferee thereof) will be null and void.

     At any time after any person becomes an Acquiring Person, the Board of Directors of the Company may, at its option, exchange all or part of the then outstanding and exercisable Rights (excluding Rights of an Acquiring Person that have become void) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being herinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Acquiring Person, together with all affiliates and associates of such Acquiring Person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding.

                  Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Right shall be to receive the number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. In connection with this exchange provision, the Company shall not be required to issue fractions of Common Shares or certificates evidencing fractional Common Shares and, in lieu thereof, an adjustment will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

                  In the event that, after the Shares Acquisition Date, (a) the Company shall consolidate with, or merge with or into, any other person or persons (other than a subsidiary of the Company) and the Company shall not be the continuing or surviving corporation of such consolidation or merger, (b) any other person or persons (other than a subsidiary of the Company) shall consolidate, merge with or into the Company and the Company shall be the continuing or surviving corporation of such consolidation or merger and, in connection with such consolidation or merger, all or part of the common stock shall be changed into or exchanged for stock or other securities of any other person or persons or cash or any other property, or (c) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer), in one or more transactions, assets, cash flow or earning power aggregating more than 50% of its assets, cash flow or earning power to any other person or persons (other than the pro rata distribution by the Company of assets (including securities) of the Company or any of its subsidiaries to all holders of the Company's common stock), the Rights Agreement provides that each holder of a Right (other than Rights owned by an Acquiring Person which will have become void) shall be entitled to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (as defined in the Rights Agreement) equal to twice the exercise price of the Right ("Flip-Over" Events).

                  The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of Preferred Shares of certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of Preferred Shares, or (iii) in case the Company shall fix a record date to distribute to all holders of the Preferred Shares evidences of indebtedness or assets (other than a regular periodic cash dividend or dividends payable in Preferred Shares) or subscription rights or warrants (other than those referred to above). The number of Rights and number of Preferred Shares issuable upon the exercise of each Right are also subject to adjustment in the event of a stock split, combination or stock dividend on the Common Shares.

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of such Purchase Price. No fractional Preferred Shares will be issued and in lieu thereof, an adjustment will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

                  At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), payable in cash, Common Shares or any other form of consideration deemed appropriate by the Board of Directors. The redemption of the Rights may be effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon redemption of the Rights, the Rights will terminate and the only privilege of the Rights holders will be to receive the $.001 redemption price. The date on which Rights are redeemed is referred to herein as the "Redemption Date".

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, other than rights resulting from such holder's ownership of Common Shares, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     The Rights and the Rights Agreement may be amended in any respect whatsoever (including, without limitation, any extension of the period in which the Rights may be redeemed) at any time prior to such time any person becomes an Acquiring Person, without the approval of the holders of the Rights. After such time, amendments may only be made to (i) cure any ambiguity, (ii) to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision in the Rights Agreement, or (iii) make any amendments or supplements which the Company and the Rights Agent may deem necessary or desirable which do not adversely affect the interests of the holders of the Rights (other than the Acquiring Person or an affiliate or associate thereof).

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Current Report on Form 8-K dated July 29, 1997. A copy of the Rights Agreement is available free of charge from the Company.

Item 2.  Exhibits

4.1 Rights Agreement, dated as of July 29, 1997, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 1997).

99.1     Press release of Farm Family Holdings, Inc.






                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly organized.

                                                     FARM FAMILY HOLDINGS, INC.


                                                     By:/s/ Philip P. Weber
                                                     ----------------------

Dated July 30, 1997

                                                   EXHIBIT INDEX

Exhibit                             Description of Exhibit

4.1 Rights Agreement, dated as of July 29, 1997, between the Company and The Bank of New York (incorporated by reference to
                  Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 1997).

99.1              Press release of Farm Family Holdings, Inc. dated
                  July 29, 1997.



                                                      -7-
Exhibit 99.1
                                  News Release

                                        Contact:  Timothy A. Walsh
                                                  Executive Vice President -
                                                  Finance & Treasurer
                                                  (518) 431-5410

FOR IMMEDIATE RELEASE



Farm Family Holdings Reports Continued Premium Growth and Increase in Operating
 Earnings for the Second Quarter and the Six Months Ended June 30, 1997; Board
                        Approves Shareholder Rights Plan

Glenmont, New York - July 29, 1997 - - Farm Family Holdings, Inc. (NYSE: FFH) today announced that operating earnings for the second quarter ended June 30, 1997 increased 43% to $3,612,000 from $2,524,000 for the same period in 1996. On a per share basis, operating earnings for the second quarter of 1997 were $0.69 compared to $0.84 for the same period in 1996. The reduction in operating earnings on a per share basis was the result of the additional shares outstanding from the Company's initial public offering on July 26, 1996.

Operating earnings for the six months ended June 30, 1997 increased to $6,727,000 from $3,306,000 for the same period in 1996. On a per share basis, operating earnings for the six months ended June 30, 1997 were $1.28 compared to $1.10 for the same period in 1996. Operating earnings exclude the impact of realized investment gains (losses), extraordinary items, and the related taxes thereon.

The increase in operating earnings for the second quarter and first six months of 1997 was primarily attributable to increased premium revenue and net investment income, reductions in weather-related losses, and the results of the Company's expense management program.

Philip P. Weber, President & CEO of Farm Family Holdings said, "We are continuing to execute our strategy of profitable growth. The expansion of our distribution system has enabled us to increase our presence in the northeastern agribusiness and rural and suburban markets. We remain focused on providing outstanding service to our customers and creating value for our shareholders."

Premiums

Premium revenue increased 11.1% to $35,761,000 for the second quarter of 1997 compared to $32,190,000 for the same period in 1996. For the six months ended
June 30, 1997, premium revenue increased 10.8% to $70,734,000 compared to $63,866,000 for the same period in 1996.


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The  increase  in premium  revenue  for the six months  ended June 30,  1997 was primarily attributable to an increase of $7,447,000 in premium revenue from our direct writings and a $1,852,000 increase in revenue from the Company's voluntary assumed reinsurance business. These increases were partially offset by an increase in premiums ceded to reinsurers. From a product perspective, the growth in premium revenue from our direct writings was derived primarily from
the  Company's  personal  and  commercial  automobile,   Special  Farm  Package,
businessowners, workers' compensation, and homeowners products. Geographically, the increase in premium revenue from direct writings came from New Jersey, New York, Connecticut, Massachusetts, Delaware, Rhode Island, West Virginia, and Vermont.

Net written premiums increased 18.8% to $42,953,000 for the second quarter of 1997 compared to $36,145,000 for the same period in 1996. For the six months ended June 30, 1997, net written premiums increased 15.7% to $79,681,000 compared to $68,897,000 for the same period in 1996. The increase in net written premiums for the six months ended June 30, 1997 was primarily attributable to an increase of $9,842,000 in direct writings and a $3,767,000 increase in the Company's voluntary assumed reinsurance business. These increases were partially offset by an increase in premiums ceded to reinsurers. Direct writings for the first six months of 1997 increased primarily as a result of an increase in writings of all of the Company's primary products and to a lesser extent as a result of assigned risk automobile business in New Jersey and our re-entry into the Massachusetts workers' compensation market.

Mr. Weber said, "We have continued to increase writings of all of our primary products. In addition, our growth in premium revenue is coming from several states, particularly in New Jersey. Our premium revenue from New Jersey during the first six months of 1997 has increased approximately 25% compared to the same period in 1996. The growth in assumed reinsurance premiums diversifies our geographic exposure to risk through reinsurance assumed from selected direct writers."

Combined Ratio

Farm Family Casualty Insurance Company's statutory combined ratio was 94.9% for the second quarter of 1997 compared to 100.5% for the same period in 1996. The statutory combined ratio for the six months ended June 30, 1997 was 96.5% compared to 103.8% for the same period in 1996. Loss and loss adjustment expenses were 70.3% of premium revenue for the six months ended June 30, 1997 compared to 76.3% for the same period in 1996. The reduction in the loss and loss adjustment expense ratio was primarily attributable to fewer weather-related losses incurred during the first quarter of 1997 as compared to the same period in 1996.

Investment Income

Net investment income for the second quarter of 1997 was $4,510,000 compared to $3,645,000 for the same period in 1996. For the six months ended June 30, 1997, net investment income was $8,926,000 compared to $7,503,000 for the same period in 1996. The increase in net investment income is primarily the result of the investment of the net proceeds from the Company's initial public offering on July 26, 1996.

Realized Investment Gains

Realized investment gains for the second quarter of 1997 were $5,551,000 compared to $14,000 for



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the same period in 1996. The realized investment gains for the second quarter of
1997 were primarily the result of the sale of a common stock investment.

Net Income

Net income for the second quarter of 1997 increased to $7,220,000 compared to $1,637,000 for the same period in 1996. On a per share basis, net income for the second quarter of 1997 was $1.37 compared to $0.55 for the same period in 1996. Net income for the second quarter of 1997 included a realized investment gain of $5,551,000 and net income for the second quarter of 1996 included a nonrecurring charge of $896,000 related to the conversion of Farm Family Casualty from a mutual company to a stockholder owned company.

Net income for the six months ended June 30, 1997 increased to $10,276,000 compared to $1,939,000 for the same period in 1996. On a per share basis, net income for the six months ended June 30, 1997 was $1.96 compared to $0.65 for the same period in 1996. Net income for the six months ended June 30, 1997 included a realized investment gain of $5,461,000 and net income for the six months ended June 30, 1996 included the impact of abnormally high weather-related losses and a nonrecurring charge of $1,417,000 related to the conversion of Farm Family Casualty from a mutual company to a stockholder owned company.

Mr. Weber said, "Although we have now completed four consecutive quarters of profitable underwriting results, we continue to evaluate alternatives to further enhance our growth and profitability. We are investigating becoming licensed as a direct writer in Pennsylvania and Maryland and have expanded our voluntary assumed reinsurance business to further diversify our geographic reach and risk exposure. In addition, we plan to initiate an Odd-Lot Shareowner Program to help reduce our stockholder related expenses. We have engaged a professional insurance asset management firm to act as our investment advisor and manage our investment portfolio. Finally, we continue to evaluate the potential exercise of the option to acquire our affiliate, Farm Family Life Insurance Company."

Odd-Lot Shareowner Program

Today, the Board of Directors approved an Odd-Lot Shareowner Program which will provide stockholders owning fewer than 100 shares of common stock of the Company with a convenient means of selling their shares in the open market at reduced brokerage fees. The Company currently intends to offer the Program, which will be administered by the Company's Transfer Agent, The Bank of New York, in the Fall of 1997.

Shareholder Rights Plan

Also at today's meeting, the Board of Directors adopted a Shareholder Rights Plan (the "Plan") designed to protect stockholders against certain hostile takeover activities. Under the Plan, the Company will distribute a dividend of one Preferred Share Purchase Right for each outstanding share of Farm Family Holdings' common stock. A summary of the Plan will be mailed to stockholders shortly.

Mr. Weber said, "The Rights are intended to ensure that all of Farm Family Holdings' stockholders receive fair and equal treatment in the event of any proposed takeover, and to guard against partial


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


tender offers, squeeze-outs, and other hostile tactics to gain control of the Company without paying all stockholders a fair price. The Plan allows for an orderly process for takeovers that would increase stockholder value, while protecting stockholders from takeover tactics that do not respect the rights of all stockholders. The Rights would not prevent a takeover, but are designed to encourage anyone seeking to acquire the Company to negotiate with the Board to ensure that the terms are fair to all stockholders."

The record date for the Rights distribution is July 29, 1997, and the Rights will expire ten years later unless redeemed earlier by the Company. The Rights distribution is not taxable to stockholders.

The Rights would be exercisable only if a person or group acquires 20% or more of Farm Family Holdings' common stock or announces a tender or exchange offer that would lead to ownership by a person or group of 20% or more of the common stock. Each of the Rights will entitle stockholders to buy one one-hundredth of a share of a new series of preferred stock at an exercise price of $90. Under the Right's "flip-in" feature, if any person or group becomes the beneficial owner of 20% or more of the Company's common stock, then each Right not owned by such person or group will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's common stock having a value twice the Right's exercise price.

If Farm Family Holdings is acquired in a merger or other business combination transaction after a person has acquired 20% or more of its common stock, under certain circumstances holders of Rights will be entitled to purchase a number of the acquiring company's common shares having a market value equal to twice the exercise price of the Rights.

Prior to the acquisition by a person or group of beneficial ownership of 20% or more of Farm Family Holdings' outstanding common stock, the Rights are redeemable for $0.001 per Right at the option of the Board of Directors. Subject to certain conditions, if a person or group becomes the beneficial owner of 20% or more of the Company's common stock, the Company's Board of Directors may exchange each Right not owned by such person or group for one share of common stock.

Farm Family Holdings is the parent of Farm Family Casualty Insurance Company, a specialized, regional property and casualty insurer of farms, agricultural related businesses, and residents and businesses of rural and suburban communities.


Safe Harbor Statement under The Private Securities Litigation Reform Act of 1995: All forward looking information or statements contained in this press release are based on management's current knowledge of factors, and are subject to a number of important risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the risk that the Odd-Lot Shareowner Program will not reduce the Company's shareholder related expenses, the risks associated with the legislative, regulatory and competitive environments in the states of Pennsylvania and Maryland which may delay, prohibit, or otherwise deem the Company's entry into these states as a direct writer undesirable, and factors outlined in the Company's SEC filings, including the 1996 Form 10-K and the Prospectus dated July 22, 1996.


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

                  FARM FAMILY HOLDINGS, INC.
         Condensed Consolidated Statements of Income
            ($ in thousands except per share data)

                                                                     (Unaudited)                 (Unaudited)
                                                                        Three                     Six Months
                                                                     Months Ended                   Ended
                                                                        June 30,                    June 30,
                                                                   1997         1996          1997         1996
                                                                   ----         ----          ----         ----

Revenues:
   Premiums                                                         $35,761      $32,190       $70,734     $63,866
   Net investment income                                              4,510        3,645         8,926       7,503
   Realized investment gains (losses), net                            5,551           14         5,461          77
   Other income                                                         265          257           485         470
                                                               ----------------------------------------------------
         Total Revenues                                              46,087       36,106        85,606      71,916
                                                               ----------------------------------------------------

Losses and Expenses:
   Losses and loss adjustment expenses                               25,023       23,031        49,720      48,753
   Underwriting expenses                                             10,107        9,180        20,197      17,968
   Interest expense                                                      26           54            52         107
   Dividends to policyholders                                            74           86           112         113
                                                               ----------------------------------------------------
         Total Losses and Expenses                                   35,230       32,351        70,081      66,941
                                                               ----------------------------------------------------

Income before federal income tax expense and extraordinary
item                                                                 10,857        3,755        15,525       4,975

Federal income tax expense                                            3,637        1,222         5,249       1,619

                                                               ----------------------------------------------------
Income before extraordinary item                                      7,220        2,533        10,276       3,356

Extraordinary item - demutualization expenses                             -          896             -       1,417

                                                               ----------------------------------------------------
Net Income                                                           $7,220       $1,637       $10,276      $1,939
                                                               ----------------------------------------------------

Operating income (1)                                                 $3,612       $2,524        $6,727      $3,306
                                                               ----------------------------------------------------

Income before extraordinary item per share                            $1.37        $0.84         $1.96       $1.12
                                                               ----------------------------------------------------

Net income per share                                                  $1.37        $0.55         $1.96       $0.65
                                                               ----------------------------------------------------

Operating income per share (1)                                        $0.69        $0.84         $1.28       $1.10
                                                               ----------------------------------------------------

Weighted average shares outstanding (2)                           5,253,813    3,000,000     5,253,813   3,000,000
                                                               ----------------------------------------------------
(1) Operating income excludes the impact of realized  investment gains (losses), extraordinary items, and the related taxes thereon.

(2) Gives effect to the allocation of 3,000,000 shares to eligible policyholders on July 26, 1996 pursuant to Farm Family Casualty Insurance Company's conversion from a mutual company to a stockholder owned company.


                                   ***MORE***


                         FARM FAMILY HOLDINGS, INC.
                   Condensed Consolidated Balance Sheets
                   ($ in thousands except per share data)

                                                                                    (Unaudited)
                                                                                  June 30, 1997    December 31, 1996
Assets:
    Investments                                                                        $255,581             $244,704
    Cash                                                                                  5,422                4,110
    Insurance receivables                                                                41,793               33,406
    Deferred acquisition costs                                                           11,874               10,682
    Accrued investment income                                                             5,252                4,861
    Other assets                                                                         24,693               21,649
                                                                             ----------------------------------------
         Total Assets                                                                  $344,615             $319,412
                                                                             ----------------------------------------


Liabilities:
    Reserves for losses and loss adjustment expenses                                   $146,239             $141,220
    Unearned premium reserve                                                             65,309               55,945
    Debt                                                                                  1,285                1,304
    Other liabilities                                                                    14,130               10,202
                                                                             ----------------------------------------
         Total Liabilities                                                              226,963              208,671


Stockholders' equity                                                                    117,652              110,741
                                                                             ----------------------------------------
         Total Liabilities and Stockholders' Equity                                    $344,615             $319,412
                                                                             ----------------------------------------

Book Value Per Share                                                                     $22.39               $21.08
                                                                             ----------------------------------------

Book Value Per Share  (excluding SFAS 115 adjustment)                                    $21.76               $19.80
                                                                             ----------------------------------------

Shares Outstanding                                                                    5,253,813            5,253,813
                                                                             ----------------------------------------








                                    ***END***